Exhibit 21.1

LIST OF SUBSIDIARIES

OF

SKK HOLDINGS LIMITED

Name	Jurisdiction

SKK Group Limited	British Virgin Islands
SKK Works Pte. Ltd.	Singapore
SKK Works (M&E) Pte. Ltd.	Singapore